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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)
(Name of Issuer)
Series B Shares, without par value
American Depositary Shares, each representing ten Series B Shares
(Title of Class of Securities)
40051E202
(CUSIP Number)
COPENHAGEN AIRPORTS A/S
P.O. Box 74
Lufthavnsboulevarden 6
Kastrup, Denmark DK-2770
+45 3231 3231
Attention: Torben Thyregod

With a copy to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
Attention: Lawrence Goodman, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Copenhagen Airports A/S

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Denmark

	7	SOLE VOTING POWER:

NUMBER OF		750,000 ADSs (representing 7,500,000 Series B shares )

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		750,000 ADSs (representing 7,500,000 Series B shares )

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

750,000 ADSs (representing 7,500,000 Series B shares )

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*Based on 255,000,000 Series B shares reported as issued and outstanding as of June 1, 2006 in the issuer’s Form 20-F filed on June 29, 2006.

Explanatory Note: This statement on Schedule 13D (this “Statement”) is being filed because the Reporting Person (as defined in Item 2 below) may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to certain agreements described in Item 4 below. The filing of this Statement shall not be deemed an admission by the Reporting Person that any such group exists, for the purposes of Section 13(d) of the Exchange Act or otherwise. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Person disclaims beneficial ownership of any securities covered by this Statement other than those included in Item 5 below.
Item 1. Security and Issuer
This statement relates to shares of Series B Shares (the “Series B Shares”), without par value, and American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares (the “ADSs”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V., a limited liability corporation (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”).
The principal executive offices of the Company are located at Bosque de Alisos No. 47A — 4th Floor, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.
Item 2. Identity and Background
(a)	This statement is filed by Copenhagen Airports A/S (“CPH” or the “Reporting Person”), a corporation organized under the laws of Denmark. Information with respect to the directors and officers of the Reporting Person and each person or entity ultimately in control of the Reporting Person is set forth on Annex A hereto.

(b)	The Reporting Person is controlled by Mauritius Airports Copenhagen ApS, a Danish corporation (“MAC”), which directly owns 53% of the outstanding shares of CPH. MAC is wholly-owned by Mauritius Airports Copenhagen Holdings ApS, a Danish corporation (“MACH”). MACH is wholly-owned by Investeringer Danmark SA, a Luxembourg corporation (“Investeringer”). Investeringer directly owns 0.4% of the outstanding shares of CPH. Investeringer is wholly-owned (but for one share) by Mauritius Airports Europe No 2 S.A., a Luxembourg corporation (“MAES2”). MAES2 is wholly-owned (but for one share) by Mauritius Airports Europe Limited, a Bermudian corporation (“MAEL”). MAEL is majority owned by Mauritius Airports Limited (“MAPL”). MAPL is the ultimate parent of CPH. MAPL is part of a triple stapled structure (i.e., the securities of the three entities in the Macquarie Airports structure are stapled together and quoted (and traded) jointly on the Australian Stock Exchange) comprised of: (i) two Australian managed investment schemes called Macquarie Airports Trust (1) and Macquarie Airports Trust (2), which are managed by Macquarie Airports Management Limited, a wholly-owned subsidiary of Macquarie Bank Limited (“Macquarie Bank”), and (ii) MAPL, a Bermudan mutual fund advised by Macquarie Investment Management (UK) Limited (“MIMUK”), a wholly owned subsidiary of Macquarie. The three stapled entities are collectively referred to as MAp.

(c)	The principal office or business address of the Reporting Person and each person or entity listed in Item 2 is as follows: CHP’s principal address is Lufthavnsboulevarden 6, DK 2770 Kastrup, Denmark. The principal address of MAC is Hørkær 26, 2730 Herlev, Denmark. The principal address of MACH is Hørkær 26, 2730 Herlev, Denmark. The principal address of Investeringer is 5 rue Guillaume Kroll, BP2501, L-1025 Luxembourg. The principal address of MAES2 is 5, rue Guillaume Kroll, BP2501, L-1025 Luxembourg. The principal address of MAEL is Washington Mall 1, Reid Street, Hamilton HM11, Bermuda. The principal address of MAPL is Washington Mall 1, Reid Street, Hamilton HM11, Bermuda

(d)	The principal business or occupation of the Reporting Person and each person or entity named in Item 2 is as follows: CPH is an airport operator in Europe, Mexico and China. MAC primarily serves as a holding company for CPH’s shares. MACH primarily serves as an indirect holding Company for CPH’s shares. Investeringer primarily serves as an indirect holding company for CPH’s shares directly owned by MAC and also directly owns shares in CPH. MAES2 primarily serves as an indirect holding company of CPH’s shares. MAEL primarily serves as a holding company for investments in European airports (Brussels and Copenhagen). MAPL’s principal business is the ownership and management of airports.
(e)	During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person or entity named in Item 2 and Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Persons, any person or entity named in Item 2 and Annex A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to laws.

(g)	The citizenship of each natural person named in Item 2 is listed in Annex A hereto and is incorporated herein by reference.
Item 3. Source and Amount of Funds or Other Consideration
CPH acquired the 750,000 ADSs (representing 7,500,000 Series B Shares) owned by it in open market purchases using working capital.
Item 4. Purpose of Transaction
The Reporting Persons acquired beneficial ownership of the Series B Shares to which this Schedule 13D relates for investment purposes. The Reporting Persons routinely monitor the performance of their investments in the Company.
On March 29, 2007, CPH entered into a De-Merger Letter Agreement (the “De-Merger Letter Agreement”) with Fernando Chico Pardo (“FCP”). CPH and FCP are referred to collectively herein as the “De-Merger Parties.” FCP is the Chairman of the Company’s Board of Directors and its Chief Executive Officer. On March 30, 2007, the Company announced that FCP had notified the Board of Directors that he intends to commence simultaneous cash tender offers in the United States and Mexico for 127,950,001 Shares (the “Offers”). Pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to satisfaction or waiver of the conditions of the Offers (“Completion”), to take all actions necessary to effect a de-merger of Inversiones y Técnicas Aeroportuarias, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico (“ITA”), immediately after expiration of the Offers (the “De-Merger”). As a result of the De-Merger, ITA would be de-merged into two separate entities: (i) ITA, which would survive and continue to be owned by FCP (51%) and CPH (49%), and (ii) a newly formed entity (“SPV”), which would initially be owned by FCP (51%), and CPH (49%). In connection with the De-Merger, the De-Merger Parties have also agreed, pursuant to the De-Merger Letter Agreement, to cause ITA to convert Series BB Shares representing 7.35% of the Company’s total outstanding capital stock held by ITA into Series B Shares (the “Conversion”) and to transfer the 22,050,000 Series B Shares received as a result of the Conversion (the “Converted Shares”) to SPV. In addition, pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to Completion, to take all necessary actions to execute an agreement under which CPH agrees to sell its 49% stake in SPV to FCP (the “Purchase and Sale”), at a cash price equal to 49% of the Converted Shares multiplied by the tender offer price paid for the Series B Shares in the Offers, which shall be no less than Mexican pesos $56.00.
Additionally, pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to settlement of the Offers, to take all necessary actions to ensure that the members of the Board of Directors of ITA and the members of the Board of Directors of the Company appointed by each of them will propose and cause the Company to implement a distribution policy pursuant to which the Company and its subsidiaries would distribute in each financial year up to the maximum amount of excess cash by way of distributions of net profit after tax and retained earnings lawfully available for distribution, capital reductions (subject to obtaining the necessary approvals) or otherwise pursuant to applicable law (the “Distribution Policy”). The De-Merger Parties have further agreed that the Company will distribute interim and final dividends. FCP has agreed to vote, and to cause any of his affiliates to vote, their shares in the Company to implement the Distribution Policy. In addition, the De-Merger Parties have agreed to cause ITA to amend, restate or re-execute the trust governing the Series BB Shares so that the Series BB Shares held in such trust would be voted in connection with the Distribution Policy in the same way as the majority of the Shares vote in any shareholders meeting of the Company.
The De-Merger Parties have also agreed, pursuant to the De-Merger Letter Agreement, to take all actions necessary to ensure that the Series BB Shares owned by ITA will be voted at the next meeting of the Company’s shareholders in favor of an amendment to the Company’s bylaws that would reduce the amount of Shares outstanding required to constitute a quorum at a second or subsequent call for any extraordinary meeting of the Company’s shareholders from 75% to a majority, which is consistent with the threshold required under Mexican law.
The De-Merger Parties have agreed, pursuant to the De-Merger Letter Agreement, to take all necessary actions to ensure that the members of the Board of Directors of the Company appointed by each of them will approve a Capex and Working Capital Facility to be made available to the Company (the “Capex and Working Capital Facility”) and any subsequent refinancing of the Capex and Working Capital Facility in accordance with the principles contained within the De-Merger Letter Agreement. Pursuant to the commitment letter and related term sheet attached to the De-Merger Letter Agreement, the Capex and Working Capital Facility consists of an unsecured multi-currency loan facility of up to MXP 3,025,000,000 for the Company and its subsidiaries to fund (i) capital expenditure requirements related to a proposed development plan; (ii) the cost of financing, developing and constructing a proposed new runway at the Cancun Airport; (iii) any fees, commissions, costs and expenses and taxes in connection with consummation of the Capex and Working Capital Facility; and (iv) general corporate and working capital requirements. The Capex and Working Capital Facility is subject to the approval of the Board of Directors of the Company.
The foregoing description is qualified in its entirety by reference to the De-Merger Letter Agreement filed as Exhibit A hereto, which is incorporated herein by reference.
The Reporting Person intends to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Person may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by the Reporting Person. As part of such evaluations, the Reporting Person has and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the Board, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company’s affairs and strategic alternatives. The Reporting Person may from time to time develop plans, or have discussions with third parties, respecting, or propose changes in, the management, composition of the Board, policies, operations, capital structure or business of the Company, including a possible acquisition of the Company. In connection with these and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company, third persons or directly with other stockholders of the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company or such third persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.
Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer1
The percentages used in this Item 5 are calculated based upon 255,000,000 Series B Shares issued and outstanding as of June 1, 2006 as reported in the Company’s Form 20-F for the fiscal year ended December 31, 2005.
The Reporting Person and FCP may be deemed a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to certain agreements made pursuant to the De-Merger Letter Agreement. The filing of this statement shall not be deemed an admission by the Reporting Person that any such group

[1]	Excludes the Series BB Shares owned by ITA (see Item 4)

exists, for the purposes of Section 13(d) of the Exchange Act or otherwise. Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Person disclaims beneficial ownership of the 29,550,010 Series B Shares beneficially owned by FCP as reported in the Schedule 13D filed with the Securities and Exchange Commission on April 9, 2007, as the same may be amended from time to time.
(a)	Other than as set forth below, no person or entity named in Item 2 or Annex A beneficially owns ADSs or Series B Shares.

		Number of Series B		Percent of Shares
	Number of ADSs	Shares		Outstanding
Beneficial Owner	Beneficially Owned	Beneficially Owned		as of June 1, 2006
CPH	750,000	7,500,000	*	2.9%

*Represents the 10 Series B Shares represented by each ADS owned by the Reporting Person.
(b)	CPH has the sole power to vote and dispose of 7,500,000 Series B Shares.

(c)	There were no transactions in ADSs or Shares that were effected during the past sixty days or since the most recent filing of this Schedule 13D, whichever is less, by the Reporting Person or, to the knowledge of the Reporting Person, by the other persons named in Item 2 and Annex A hereto.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	n/a
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as discussed above in Item 4, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.

Exhibit No	Description
99.1	De-Merger Letter Agreement, entered into on March 29, 2007 between Fernando Chico Pardo and Copenhagen Airports A/S

99.2	Limited Power of Attorney, dated as of April 4, 2007

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: April 9, 2007

COPENHAGEN AIRPORTS A/S
/s/ John D. Nielsen, as Attorney-in-Fact

ANNEX A

Copenhagen Airports A/S (“CPH”)
Principal Business:	Airport Operator in Europe, Mexico and China
Business Address:	P.O. Box 74
Lufthavnsboulevarden 6
Kastrup, Denmark DK-2770
CPH Executive Directors:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Niels Boserup	President & Chief Executive Officer	See above	See above	Danish

Torben Thyregod	Deputy Chief Executive	See above	See above	Danish
Officer and Chief
Financial Officer

Peter Rasmussen	Senior Vice President,	See above	See above	Danish
Group Secretariat and
Group Legal Affairs
CPH Directors:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Henrik Gurtler	Chief Executive Officer	Novo A/S	Pharmaceutical	Danish
(Chairman)	of Novo A/S	2880 Bagsværd
Denmark

Kerrie Mather	Chief Executive Officer	No. 1 Martin Place	MAp is a listed	Australian
	of MAp	Sydney NSW 2000	airport investment
		Australia	fund

Max Moore-	Chairman of MAp	No. 1 Martin Place	Mauritius Bank’s	Australian
Wilton	and Chairman of Sydney	Sydney NSW 2000	principal business is a
	Airport Corporation	Australia	global provider of
	Limited		various banking
related activities and
services

John Stent	Division Director	CityPoint	[Investment Management]	British
	European Airports,	1 Ropemaker St
	MIMUK.	London EC2Y
9HD UK

Andrew Cowley	Deputy Chief Executive	No. 1 Martin Place	MAp is a listed	British
	Officer for MAp	Sydney NSW 2000	airport investment
		Australia	fund

Philippe Hamon	Consultant to Mauritius	CityPoint	Mauritius Bank is a	French
	Bank	1 Ropemaker St	global provider of
		London EC2Y	various banking
		9HD UK	related activities and
services.

Stig Gellert	Fireman for CPH	See above	See above	Danish

Keld Elager-	Shop steward for CPH	See above	See above	Danish
Jensen

Ulla Thygesen	Security Guard for CPH	See above	See above	Danish

Mauritius Airports Limited (“MAPL”)
Principal Business:	Airport investment fund
Business Address:	Washington Mall 1, Reid Street, Hamilton HM11, Bermuda
MAPL Executive Officers:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Kerrie Mather	Chief Executive Officer	No. 1 Martin Place	MAp is a listed airport	Australian
	of MAp	Sydney NSW 2000	investment fund.
Australia

Frank Kwok	Chief Financial Officer	No. 1 Martin Place	Map is a listed airport	Australian
	of MAp	Sydney NSW 2000	investment fund.
Australia
MAPL Directors:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Jeffrey Conyers	CEO of First Bermuda	11 Church Street	First Bermuda provides	Bermudian
	Group Limited.	Hamilton HM11	advisory and execution
		Bermuda	services on worldwide
offshore mutual funds
to individuals and local
companies based in
Bermuda

Sharon Beesley	Director of ISIS Limited.	35 Crow Lane	ISIS provides	British
		East Broadway	consultancy services to
		Paget HM 20	institutions established
		Bermuda	in Bermuda and acts as
an insurance
intermediary.

Max Moore-	Mauritius Bank Limited	No. 1 Martin Place	Mauritius Bank’s	Australian
Wilton	Executive Director and	Sydney NSW 2000	principal business is a
	Chairman of Sydney	Australia	global provider of
	Airport Corporation		various banking related
	Limited		activities and services

Stephen Ward	Partner at the law firm of	HSBC Tower	Simpson Grierson	New Zealand
	Simpson Grierson.	195 Lambton Quay	provides legal services.
Wellington
New Zealand